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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                                (AMENDMENT NO. 2)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         U.S. TIMBERLANDS COMPANY, L.P.
                            (Name of Subject Company)

                         U.S. TIMBERLANDS COMPANY, L.P.
                      (Name of Person(s) Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                   ----------

                                  JOHN M. RUDEY
                           CHIEF EXECUTIVE OFFICER AND
                          PRESIDENT OF GENERAL PARTNER
                         U.S. TIMBERLANDS COMPANY, L.P.
                         625 MADISON AVENUE, SUITE 10-B
                            NEW YORK, NEW YORK 10022
                                 (212) 755-1100

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                                   ----------

                                 WITH A COPY TO:

MARTIN NUSSBAUM, ESQUIRE                         JESSE A. FINKELSTEIN, ESQUIRE
SCOTT M. ZIMMERMAN, ESQUIRE                      WILLIAM J. HAUBERT, ESQUIRE
SWIDLER BERLIN SHEREFF FRIEDMAN, LLP             RICHARDS, LAYTON & FINGER, P.A.
THE CHRYSLER BUILDING                            ONE RODNEY SQUARE, P.O. BOX 551
405 LEXINGTON AVENUE                             WILMINGTON, DE 19899
NEW YORK, NY 10174                               (302) 651-7700
(212) 973-0111

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

                        AMENDMENT NO. 2 TO SCHEDULE 14D-9

      This Amendment No. 2 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on November 15, 2002, amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on January 6, 2003 (the "Schedule 14D-9") by U.S. Timberlands Company, L.P. (the "Company"). The Schedule 14D-9 relates to a tender offer by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer") and a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings") of which John M. Rudey (together with the Buyer and Holdings, the "Offerors") is the controlling member, to purchase all of the outstanding Common Units of the Company at a price of $3.00 per Common Unit (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the "Offer to Purchase") (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

      The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference in response to all items of this Amendment No. 2 to Schedule 14D-9, except as otherwise set forth below. You should read this Amendment No. 2 to Schedule 14D-9 together with the Schedule 14D-9 filed with the SEC on November 15, 2002, amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on January 6, 2003.

Item 4. The Solicitation or Recommendation.

      (b) Background of the Offer; Reasons for the Recommendation of the Special Committee. Item 4(b) is amended to read in its entirety as follows:

Background of the Offer

      The Board has from time to time evaluated various alternatives for the Company to enhance unitholder value, including strategic acquisitions and alliances and operating, administrative and financial measures. In particular, the Board has focused on alternatives that would provide a more reliable distribution stream to the Company's unitholders because (1) the Company's ability to pay cash distributions is constrained by harvesting restrictions imposed upon the Company's subsidiary, U.S. Timberlands Klamath Falls, L.L.C. ("Klamath Falls"), pursuant to the indenture governing its publicly-traded bonds and (2) the lack of cash distributions, coupled with the Company's status as a pass-through entity for federal income tax purposes, creates the risk that the Company's unitholders might receive phantom income as a result of gains realized upon the sale of property, given that the cash proceeds from such sales cannot be distributed. The General Partner's senior management and the Board periodically have discussed these efforts with Mr. Rudey. As part of these efforts, senior management and Mr. Rudey came to the conclusion that the Company and its unitholders would be best served if the Company were a private entity in order to afford management greater flexibility in managing the timber assets of the Company and to address the unitholders' desire for a reliable distribution stream. On November 2, 2000, the Company publicly announced that a group led by Mr. Rudey and senior management of the General Partner (the "Investor Group") had begun the process of exploring the possibility of taking the Company private. The Investor Group, which consists of Mr. Rudey, Mr. Hornig, Holdings and the Buyer, was formed immediately prior to the November 2, 2000 announcement, as a result of Mr. Rudey's offer to effect a potential acquisition of the Company through Holdings (an entity in which Mr. Hornig had an economic interest that allowed him to receive a small portion of the distributions that would otherwise be made to its members) in return for the transfer of Mr. Hornig's equity interests in the Company to Holdings. The Investor Group did not retain a financial advisor in connection with the Offer and the Merger.

         At the November 9, 2000 meeting of the Board, the Board discussed the initiative to take the Company private. At the meeting, representatives of the Company's corporate counsel, Swidler Berlin Shereff Friedman, LLP ("Swidler Berlin"), discussed the potential going-private transaction and the Board unanimously approved the establishment of a special committee of independent directors (the "Special Committee"), consisting of Alan B. Abramson, as chairman, and William W. Wyman. The Board gave the Special Committee the authority to determine the advisability of any proposal made by management to acquire all or any substantial interest in the Company, to make recommendations to the Board regarding any such proposal, to determine if any such proposal is fair to, and in the best interests of, the holders of Common Units other than the Buyer, Holdings, the General Partner and their affiliates (the "Limited Partners"), to review and negotiate the terms of any such proposal, to engage legal and financial advisors to assist the Special Committee in evaluating any such proposal and to take such other actions as the Special Committee deemed necessary, appropriate or desirable. The Company publicly announced the formation of the Special Committee on November 9, 2000.

      On December 6, 2000, the Special Committee met and interviewed various law firms to represent the Special Committee. At the December 7, 2000 meeting of the Special Committee, the Special Committee determined to retain Richards, Layton & Finger, P.A. ("Richards, Layton & Finger"), as counsel to the Special Committee.

      On December 22, 2000, the Company publicly announced its anticipated sales and EBITDDA figures for 2000 and that it expected to pay the 4th quarter distribution to unitholders in mid-February 2001.

      At the January 16, 2001 meeting of the Special Committee, the Special Committee interviewed various financial institutions to act as financial advisors to the Special Committee. During January 2001, the Special Committee held four additional meetings in which the Special Committee discussed the potential engagement of DrKW as the Special Committee's financial advisor, and the Special Committee together with representatives of Richards, Layton & Finger negotiated the terms of the potential engagement of DrKW. At the January 24, 2001 meeting of the Special Committee, the Special Committee determined to delay signing an engagement letter with DrKW as management had not yet submitted any written acquisition proposal.

      On January 25, 2001, the Company publicly announced its cash flow and operating results for the quarter and year ended December 31, 2000 and the quarterly cash distribution for unitholders.

      During January through May 10, 2001, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin and with the members of the Special Committee periodically to discuss when a potential written management acquisition proposal might be submitted.

      On February 6, 2001, 1,070,530 of the Company's Subordinated Units converted into an equal number of the Company's Common Units in accordance with the terms of the Limited Partnership Agreement. The Company publicly announced the conversion on February 8, 2001.

      On February 28, 2001, the Company publicly announced an adjustment to its cash flow and operating results for the year 2000, resulting in cash flow for the year ended December 31, 2000 as measured by EBITDDA being reduced by $0.7 million from $49.8 million to $49.1 million (and from $3.80 to $3.74 per unit) and its reported loss being increased from $3.5 million to $4.2 million (and from $0.27 to $0.33 per unit).

      On May 10, 2001, Holdings sent a letter to the Special Committee indicating its interest in acquiring the outstanding Common Units through a tender offer for 32% of the outstanding Common Units not held by the Investor Group or its affiliates for $7.75 per unit in cash and the acquisition of the remaining 68% for 9.625% seven year unsecured senior subordinated promissory notes of the Company in the principal amount of $7.75 per unit through a second-step merger. The letter stated that Holdings had received an oral commitment from a major financial institution for sufficient financing for the transaction and anticipated receiving a written commitment for the financing shortly. The letter stated that the transaction would be subject to the conclusion of the financing transaction for which Holdings had received the oral commitment and the dismissal or satisfactory settlement of outstanding class action litigation brought in connection with the proposed acquisition. The letter also indicated that Holdings is controlled by members of the General Partner's management.

      On May 10, 2001, the Company publicly announced the receipt of the letter from Holdings and also cash flow and operating results for the quarter ended March 31, 2001, and that due to the conditions in the timber market, the quarterly distributions to unitholders had been suspended indefinitely.

      On May 11 and May 22, 2001, the Special Committee met with representatives of Richards, Layton & Finger to consider and discuss the letter received from Holdings and the potential retention of DrKW. At the May 22, 2001 meeting, the Special Committee determined that, prior to retaining DrKW, it wanted to gain a better understanding as to the background of Holdings' letter, including how Holdings had developed the pricing contemplated by the May 10, 2001 letter and how Holdings intended to finance the proposed transaction.

      On May 24, 2001, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin about the May 10, 2001 letter from Holdings, including the financing for the transaction contemplated by the letter.

      On June 5, 2001, at the request of Holdings, the Special Committee and representatives of Richards, Layton & Finger met at the executive offices of the Company in New York City with Mr. Rudey, Thomas C. Ludlow, the Chief Financial Officer of the General Partner, George R. Hornig, a member of the Board and the Investor Group, and representatives of Swidler Berlin. During this meeting, Messrs. Rudey and Ludlow explained the rationale for the value implied by Holdings' May 10, 2001 letter and discussed the promissory notes referenced in the letter, the ability of the Company to pay distributions to its unitholders, particularly in light of the harvesting and financial ratio limitations set forth in the indenture of Klamath Falls, and other challenges the Company was facing, including the decline in log prices, and log imports and exports.

      On June 7, 2001, the Special Committee formally engaged DrKW to act as its financial advisor. On that same day, the Company publicly announced the engagement of DrKW and Richards, Layton & Finger as financial advisor and counsel, respectively, to the Special Committee. In engaging DrKW, the Special Committee determined not to authorize DrKW to make contacts with any third parties with respect to any potential transaction until such time as the Offerors indicated a willingness to consider the disposition of their interest in the Company, since without any such indication, the exploration of any such transaction would not be productive and any third party would be unlikely to expend any resources in considering any such transaction.

      On June 18, 2001, the Company publicly announced that the Investor Group had received a written commitment for its acquisition financing and that the Investor Group could make open market purchases of units until the commencement of any tender offer.

      On June 22, 2001, Mr. Abramson, and representatives of DrKW and Richards, Layton & Finger, met at the executive offices of the Company with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin. At the meeting, the history and capital structure of the Company, the May 10, 2001 letter from Holdings, the financing arrangements contemplated by the letter and the challenges facing the Company, including the ability of the Company to make distributions to unitholders in light of the Klamath Falls indenture (the "Klamath Falls Indenture") restrictions and the decline in log prices, were discussed. Messrs. Rudey and Ludlow explained that the Common Units were initially marketed to individuals and tax deferred retirement programs for individuals based on the taxable nature of the distribution stream to be associated with the security. By virtue of the restrictive covenants contained in the Klamath Falls Indenture and the decline in the timber market, however, the Company was going to be unable to make any such distributions for the foreseeable future. Accordingly, in their view, the Common Units were no longer serving the purposes for which they were purchased. Mr. Ludlow explained the various valuation methodologies used in developing the transaction contemplated by the May 10, 2001 letter, including the valuations implied by the International Paper, Crown Pacific and Fruit Growers timberland sale transactions. Mr. Hornig and representatives of Swidler Berlin described the notes contemplated by the May 10, 2001 letter and the precedent transactions for such a financing transaction. During the meeting, the Offerors also reiterated that they would not consider reducing or disposing of their interest in the Company.

      On July 9 and 10, 2001, representatives of DrKW and Richards, Layton & Finger conducted due diligence meetings at the operational headquarters of the Company in Klamath Falls, Oregon with Mr. Ludlow and Martin Lugus, the Vice President of Timberland Operations of the General Partner.

      During the week of July 9, 2001, DrKW received additional due diligence items from the Company.

      On July 11, 2001, a major financial institution sent a letter to the Investor Group indicating its willingness to provide financing, in the form of a revolving commercial paper facility, to take the Company private subject to, among other things, satisfactory due diligence, credit approval by such financial institution and the negotiation of definitive documentation. The letter provided that it was not an offer or commitment by such financial institution to extend credit. The Investor Group executed the July 11, 2001 letter from such financial institution on July 16 and forwarded it to Richards, Layton & Finger on July 24.

      On July 18, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger. At the meeting, the due diligence process conducted to date, the current capital structure of the Company, the potential post-transaction capital structure of the Company and its affiliates, the debt covenants contained in the bond indenture of Klamath Falls, the Company's ability to pay interest on the promissory notes contemplated by the May 10, 2001 letter from Holdings and the potential trading market for the promissory notes were discussed. During the meeting, the Special Committee expressed concern on a number of issues, including whether the contemplated notes constituted an appropriate form of consideration for the holders of the Common Units since the Common Units were held primarily by individuals or through individual retirement accounts, whether the notes would trade at or near their face value and whether the surviving entity would be able to pay the interest contemplated by the notes. However, the Special Committee determined to continue the due diligence process and, thereafter, to hold a face to face meeting with its advisors before making any definitive conclusions.

      On July 26, 2001 and August 1, 2001, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin to discuss the status of the proposed refinancing (the "Yakima Refinancing") of the credit facility of U.S. Timberlands Yakima, LLC ("Yakima"), an entity that is owned 49% by the Company and 51% by affiliates of the Investor Group. Representatives of Swidler Berlin indicated that, given the Company's limited management resources, it desired to consummate the Yakima Refinancing before returning its focus to discussions with the Special Committee regarding a going-private transaction, and that the Company believed that the Yakima Refinancing would be consummated shortly.

      On August 2, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW in New York City. At the meeting, representatives of DrKW discussed the capital structure and performance of the Company, the ability of the Company to pay distributions on its Common Units, the transactions contemplated by the May 10, 2001 letter from Holdings (including the terms of, and the Company's ability to pay interest on, the promissory notes referred to in the letter, as well as the potential market for the notes after consummation of a transaction) and the Klamath Falls Indenture restrictions. The Special Committee expressed serious reservations with respect to the transactions contemplated by the May 10, 2001 letter, including as to whether the surviving entity could pay the contemplated interest on the notes and whether the notes were likely to be highly illiquid and trade at a significant discount to their face value. The Special Committee was also of the view that the notes would be an inappropriate investment for Common Unit holders because the Common Units were held primarily by individuals or through individual retirement accounts. However, the Special Committee recognized the Investor Group's desire to ensure that the Yakima Refinancing was consummated before moving forward with negotiations with the Special Committee.

      On August 9, 2001, representatives of DrKW met with Mr. Hornig. During the meeting, the Company's ability to pay interest on the promissory notes the Company's unitholders would receive upon consummation of a transaction was discussed. Representatives of DrKW expressed concern as to the surviving entity's ability to pay the interest contemplated by the notes and requested that further analysis of this issue be provided.

      On August 13, 2001, Mr. Rudey informed Mr. Abramson again of the Company's need to focus all of its efforts on completing the Yakima Refinancing and, accordingly, to delay substantive discussions with respect to the potential going-private transaction until after consummation of the Yakima Refinancing.

      On August 17, 2001, the Special Committee met with representatives of Richards, Layton & Finger to discuss the status of negotiations with the Investor Group. Representatives of Richards, Layton & Finger informed the Special Committee that representatives of Swidler Berlin had stated that they were hopeful that the Yakima Refinancing would be consummated shortly. The Special Committee determined that negotiations could not move forward in any material respect due to the Investor Group's desire that the Yakima Refinancing be consummated first.

      On August 17, 2001, the Company publicly announced its cash flow and operating results for the quarter ended June 30, 2001. On September 14, 2001, the Yakima Refinancing was consummated.

      On October 3, 2001, the Special Committee and representatives of DrKW and Richards, Layton & Finger, met with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin at Swidler Berlin's offices in New York City. The meeting had originally been scheduled for September 14, 2001, but had been postponed due to the events of September 11, 2001. At the meeting, management of the Company explained the Yakima Refinancing (and the resources that were necessary to be dedicated to the project). Management discussed the performance of the Company during the 2001 harvesting season. Management also discussed long-term trends in the timber industry and the working capital facility that the Company had previously obtained from Mr. Rudey and the likely inability of the Company to obtain any similar facility from a third party on as favorable terms. The Special Committee discussed certain issues relating to the May 10, 2001 letter from Holdings. These issues included: (i) the Company's ability to service the interest payments on any promissory notes delivered to unitholders in any transaction; (ii) the low percentage of cash in the overall mix of consideration set forth in the May 10, 2001 letter from Holdings; (iii) the relative ability of the acquiror to distribute cash to its equity holders after merely making a single year's interest payment on the promissory notes; and (iv) the loss of the unitholders' ability to participate in any upside in the Company's prospects, while nonetheless being subject to risks relating to the Company's performance as a noteholder. Management indicated that it would respond to these issues once it had the opportunity to deliver further due diligence materials requested by DrKW and to discuss such materials with them. Management also indicated that it would be reformulating its going-private proposal.

      On November 8, 2001, Holdings sent a letter to the Special Committee indicating its interest in acquiring the outstanding Common Units through a tender offer for 50% of the outstanding Common Units not held by the Investor Group or its affiliates for $3.75 per unit in cash and the acquisition of the remaining 50% for 7.0% seven-year unsecured senior subordinated promissory notes of the Company in the principal amount of $3.75 per unit through a second-step merger. The letter stated that Holdings had received a commitment from a major financial institution for sufficient financing to complete the transaction. The letter stated that the transaction would be subject to dismissal or settlement of outstanding class action litigation. On November 8, 2001, the Company publicly announced the receipt of the letter from Holdings.

      On November 19, 2001, the Board approved the status of the Special Committee as the conflicts committee of the General Partner and resolved that any action taken by the Special Committee would constitute action both as the Special Committee and as the conflicts committee of the General Partner.

      On November 19, 2001, the Company publicly announced its cash flow and operating results for the quarter ended September 30, 2001.

      On November 20, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to discuss the November 8, 2001 letter from Holdings. At the conclusion of the meeting, the Special Committee again expressed concerns as to the value of the contemplated notes and whether the notes would be an appropriate form of security for the persons who predominantly held the Common Units. The Special Committee determined, therefore, to meet in person with its advisors to consider the revised proposal in greater detail and to afford the Investor Group the opportunity to make a presentation.

      On November 30, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW to further consider the November 8, 2001 letter from Holdings. Messrs. Rudey, Ludlow and Hornig as well as representatives of Swidler Berlin participated in a portion of the meeting to make a presentation to the Special Committee. During this presentation, Messrs. Rudey, Ludlow and Hornig explained the November 8, 2001 letter and the transactions contemplated by the letter. Messrs. Rudey, Ludlow and Hornig explained that the overall consideration offered to Common Unit holders had been reduced from the levels set forth in the May 10, 2001 offer to the levels set forth in the November 8, 2001 letter as a result of continuing declines in timber prices, as well as the outlook for future timber prices, and the resulting deterioration in the Company's financial performance. During the meeting, representatives of DrKW questioned Messrs. Rudey, Ludlow and Hornig as to the viability of various alternatives to the proposal from the Investor Group, including various alternative refinancing or recapitalization transactions for the Company. Messrs. Rudey, Ludlow and Hornig indicated that such alternatives were not viable due to the Company's debt service ability and the limitations on incurring additional debt under the Klamath Falls Indenture. In addition, the Offerors again stated that they would not consider reducing or disposing of their interest in the Company.

      On January 29, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to further discuss the November 8, 2001 letter from Holdings, the meeting with management on November 30, 2001 and the Special Committee's potential responses. The Special Committee determined that it would be advisable to hold a face-to-face meeting with its advisors, the Investor Group and its representatives to determine whether it was likely to be possible for the parties to negotiate a transaction.

      On February 4, 2002, the Special Committee, and representatives of DrKW and Richards, Layton & Finger met with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin at the offices of DrKW to further discuss the November 8, 2001 letter from Holdings. The discussions centered on the terms of the contemplated notes and the discount that would likely be associated with the notes.

      On February 7, 2002, DrKW delivered to Swidler Berlin a summary of potential terms for a transaction. The suggested terms proffered on behalf of the Special Committee required that either a majority of the disinterested unitholders tender their Common Units into or vote for the applicable transaction and that the Special Committee would have the ability to discuss and negotiate, and ultimately terminate any acquisition agreement in respect of, any unsolicited superior offer. The summary also contained various provisions in respect of the contemplated notes, including requirements relating to the governance of the surviving entity, requirements relating to the distribution of excess cash flows from subsidiaries to the parent entity so as to facilitate the timely payment of interest on the notes, a requirement for a sinking fund in respect of the notes, limitations on distributions to equity holders, limitations on transactions with affiliates and a requirement that the notes be listed on a national securities exchange. On February 15, 2002, Swidler Berlin delivered a response to the February 7th summary. The response provided that the Special Committee would not be afforded the ability to discuss or negotiate any unsolicited superior offer, although it would be entitled to terminate the acquisition agreement in response to an unsolicited offer that it determined, in good faith, could lead to a superior offer. The response also eliminated the requirement for a sinking fund, allowed for the surviving company to establish a working capital credit facility that would be senior to the notes and afforded the surviving entity greater flexibility with respect to transactions with affiliates.

      On February 26, 2002, DrKW responded with comments on a number of the concepts set forth in the February 15th communication. These comments related to the Special Committee's ability to negotiate with other potential third-party bidders after execution of an acquisition agreement, the extent to which a working capital facility would be needed for the Klamath Falls and Yakima operations after consummation of a transaction, a sinking fund for promissory notes delivered to unitholders in any transaction and the ability of the Company to engage in transactions with affiliates after closing.

      On March 8, 2002, Swidler Berlin sent a letter to DrKW indicating Holdings' disagreement with each of the issues raised in the February 26th response.

      On March 25, 2002, Holdings indicated to the Special Committee and its legal and financial advisors that, in response to the valuation concerns expressed by the Special Committee and its legal and financial advisors and to the restrictive covenants being sought by the Special Committee and its legal and financial advisors in connection with any promissory notes delivered to unitholders in connection with a transaction,

Holdings would be willing to consider a transaction in which holders of outstanding Common Units would receive solely cash consideration. Holdings indicated that it believed that the notes would not trade at the 40-60% discount that DrKW was applying to them and, therefore, that the parties could reach an agreement if Holdings received debt financing from a third party and used the proceeds as transaction consideration, rather than using the notes as transaction consideration. Holdings also indicated that the purchase price to be paid in an all cash offer would be lower than the $3.75 purchase price included in its November 8, 2001 offer because the offer would take into account a reasonable discount on the promissory notes and the additional costs associated with obtaining additional third party financing, but that the value of such an all cash offer would be higher than the value DrKW ascribed to the November 8, 2001 $3.75 offer because Holdings believed that the range of discounts that DrKW applied to such promissory notes was higher than Holdings deemed appropriate.

      On March 26, 2002, the Company publicly announced its cash flow and operating results for the quarter and year ended December 31, 2001.

      On April 16, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW. During this meeting, the potential for an all-cash offer was discussed. After the meeting, representatives of DrKW and Richards, Layton & Finger communicated to Mr. Hornig and representatives of Swidler Berlin that any cash offer should afford the Special Committee with the authority to pursue any superior offers that may be submitted after announcement of any acquisition agreement. This right would be set forth in the acquisition agreement and would afford the Special Committee the right to discuss and negotiate, and ultimately terminate the acquisition agreement in response to, any unsolicited superior offer. The Special Committee's representatives also stated that written evidence of financing would need to be in place before any such deal would be approved by the Special Committee.

      On April 23, 2002, Holdings delivered a letter to the Special Committee and its legal and financial advisors which contemplated an acquisition of all the outstanding common limited partnership interests not held by the Investor Group or its affiliates for $2.75 in cash. The letter stated Holdings had received confirmation from a major financial institution that it would provide sufficient financing to complete the transaction, subject to the preparation of documentation and review of appraised timber values. On April 23, 2002, the Company publicly announced the receipt of the letter from Holdings.

      On April 29, 2002, representatives of DrKW and Richards, Layton & Finger spoke with Mr. Hornig and representatives of Swidler Berlin and again communicated that the Special Committee would require written evidence of Holdings' financing before entering into any acquisition agreement. Richards, Layton & Finger also requested a draft merger agreement.

      On May 16, 2002, Swidler Berlin delivered a draft merger agreement to the Special Committee and Richards, Layton & Finger.

      On May 20, 2002, the Company publicly announced its cash flow and operating results for the quarter ended March 31, 2002.

      On May 24, 2002, Richards, Layton & Finger, on behalf of the Special Committee, delivered comments on the draft merger agreement to Swidler Berlin. The comments eliminated a number of the representations and warranties by the Company, inserted additional representations and warranties and covenants by Holdings as to financing for the transaction, expanded the circumstances under which the Special Committee could change its recommendation to the unitholders, afforded the Special Committee with the authority to discuss and negotiate (and ultimately terminate the agreement in response to) any unsolicited superior offer and required that a majority of the disinterested unitholders tender their Common Units in the Offer.

      On June 3 and June 18, 2002, the Special Committee met with representatives of Richards, Layton & Finger to discuss the status of negotiations with Holdings and Holdings' financing. During these meetings, the Special Committee again noted that it would require written evidence of financing before it would be willing to consider any transaction.

      On June 20, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to discuss the status of negotiations, Holdings' financing and a potential time frame for concluding the Special Committee process. During the meeting, the Special Committee concluded that either Holdings must deliver written evidence as to financing promptly or it would terminate the process for consideration of a proposal by Holdings.

      On June 21, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin to discuss a potential time frame for concluding the Special Committee process and to convey the conclusions reached by the Special Committee on June 20, 2002.

      On July 1, 2002, Mr. Wyman spoke with Mr. Rudey regarding a potential time frame for concluding the Special Committee process. Mr. Rudey assured Mr. Wyman that Holdings would be able to deliver written evidence of financing shortly.

      On July 29, 2002, Richards, Layton & Finger spoke with Swidler Berlin regarding the status of Holdings' financing. Representatives of Swidler Berlin stated that the financing letter would be obtained within the next few days.

      On July 30, 2002, Mr. Rudey spoke with Mr. Abramson regarding the status of Holdings' financing. Mr. Rudey stated that the financing letter would be obtained within days.

      On August 1, 2002, Swidler Berlin forwarded to the Special Committee and its representatives a letter from Yakima's credit insurer to Mr. Rudey indicating its approval of an amendment to the Yakima indenture dated September 14, 2001 to increase the funds available for a tender offer by $12,000,000 to allow for an all-cash transaction. The letter stated that the amendment was subject to, among other things, the occurrence of no material adverse change in Yakima prior to closing and the closing occurring by December 31, 2002 (which date was later extended to March 31, 2003).

      On August 2, 2002, Swidler Berlin delivered a revised draft merger agreement to Richards, Layton & Finger.

      On August 9, 2002, Richards, Layton & Finger, on behalf of the Special Committee, delivered comments on the revised draft merger agreement to Swidler Berlin. The comments included many of the original comments included in their May 24, 2002 mark-up.

      On August 14, 2002, the Company publicly announced its cash flow and operating results for the quarter ended June 30, 2002.

      On August 14 and 15, 2002, representatives of DrKW and Richards, Layton & Finger spoke with each of the members of the Special Committee regarding the potential transaction in light of the letter from Yakima's credit insurer. The members of the Special Committee individually directed the Special

Committee's advisors to move forward with negotiating the terms of a potential acquisition agreement on as favorable terms as possible, including increasing the proposal from $2.75 in cash per Common Unit to at least $3.00 per Common Unit. On August 15, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues that remained to be resolved under the draft merger agreement. These issues including the extent of the Company's representations and warranties in the acquisition agreement, the circumstances under which the Special Committee could change its recommendation to the unitholders, the authority of the Special Committee to discuss and negotiate any unsolicited superior offers and the requirement that a majority of the disinterested unitholders tender their Common Units in the Offer. Representatives of Swidler Berlin also indicated that Holdings would not be willing to enter into a definitive acquisition agreement until the litigation with respect to the potential transaction pending in the Delaware Court of Chancery had been dismissed or settled.

      On August 23, 2002, representatives of DrKW and Richards, Layton & Finger spoke with representatives of Swidler Berlin and Mr. Hornig regarding certain valuation issues, certain issues remaining outstanding under the draft merger agreement and the status of pending litigation. During the meeting, representatives of DrKW indicated that the Special Committee would not approve a transaction at $2.75 per Common Unit and that the price would have to be at least $3.00 per Common Unit. Mr. Hornig and representatives of Swidler Berlin reiterated that Holdings would not agree to condition the transaction on the tender of Common Units by a majority of the disinterested unitholders and that the litigation would need to be settled or dismissed before moving forward with a transaction.

      On September 18, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues remaining outstanding under the draft merger agreement and the status of pending litigation. The issues outstanding relating to the merger agreement remained unchanged: the extent of the Company's representations and warranties, the circumstances under which the Special Committee could change its recommendation to the unitholders, the authority of the Special Committee to discuss and negotiate any unsolicited superior offers and the requirement that a majority of the disinterested unitholders tender their Common Units in the Offer. At the meeting, it was also determined that the parties would meet with the lead counsel in the pending litigation to discuss potential settlement.

      On October 2, 2002, representatives of DrKW and Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues remaining outstanding under the draft merger agreement and the status of pending litigation. During the meeting, the representatives of Richards, Layton & Finger and the representatives of Swidler Berlin determined that they would negotiate the outstanding merger agreement issues in person after the meeting with the plaintiffs' lead counsel scheduled for the following day. Representatives of Richards, Layton & Finger also indicated that the Special Committee would not be willing to approve a definitive acquisition agreement until the litigation with respect to the potential transaction pending in the Delaware Court of Chancery had been dismissed or settled.

      On October 3, 2002, representatives of DrKW, Richards, Layton & Finger and Swidler Berlin met with representatives of Abbey Gardy, LLP and Stull, Stull & Brody, lead counsel for the plaintiffs in certain class actions filed in response to the proposed acquisition, to discuss litigation pending in the Delaware Court of Chancery. At the meeting, representatives of Abbey Gardy, LLP and Stull, Stull & Brody suggested various means by which the terms of the potential acquisition could be enhanced. Specifically, lead counsel for the plaintiffs suggested that the price be $3.25 per Common Unit, the Offer be conditioned on the tendering by a majority of the disinterested unitholders and the unitholders be afforded a contingent value right affording the unitholders consideration in the event the surviving entity were to be sold within a short time frame after consummation of a transaction. Lead counsel for the plaintiffs also demanded that the defendants in the litigation represent that there had been no interest in an acquisition transaction that had not been referred to the Special Committee. Representatives of Swidler Berlin responded that Holdings would not agree to a transaction conditioned on the tender by a majority of the disinterested unitholders because (i) the Special Committee was given all requisite authority to negotiate a transaction, (ii) nearly two years had passed since the first public announcement of a potential going-private transaction without any other potential bidders expressing an interest in acquiring the Company, (iii) a special committee and a so-called "majority of the minority" condition have the same effect under Delaware law and
(iv) it would be expensive to garner such support in the Offer due to the manner in which most of the Common Units were held. Representatives of Swidler Berlin also indicated that Holdings would not agree to any contingent value right because of, among other reasons, the going-forward costs for this type of arrangement, including costs associated with compliance with federal securities laws. Representatives of Swidler Berlin indicated, however, that, in light of the insistence by the Special Committee that the price per unit be at least $3.00 per Common Unit and in order to settle the litigation, Holdings would be willing to increase the proposal to $3.00 in cash per Common Unit and that the defendants in the litigation would be willing to make the requested representation in any settlement documents negotiated with the plaintiffs.

      On October 4, 2002, the Company publicly announced, among other things, that (i) it had received a notice from Nasdaq that the Company had failed to comply with certain net tangible asset requirements and, therefore, its securities were subject to delisting from the Nasdaq National Market and (ii) it had requested a hearing before Nasdaq to review the determination.

      On October 9, 2002, representatives of Swidler Berlin and Richards, Layton & Finger negotiated the remaining issues outstanding under the merger agreement. The representatives of Swidler Berlin indicated that Holdings would insist on certain minimal representations from the Company, again indicated that Holdings would not agree to condition the Offer on the tender of Common Units by a majority of the disinterested unitholders and indicated that Holdings would be willing to afford the Special Committee the authority to discuss and negotiate any unsolicited superior offer.

      On October 10, 2002, the Special Committee met with its legal and financial advisors to consider the terms of the Offer and the Merger. Messrs. Rudey, Hornig and Ludlow, as well as representatives of Swidler Berlin, attended a portion of such meeting. At this meeting, DrKW discussed its financial analyses with the Special Committee and delivered its oral opinion, and subsequently delivered its written opinion, to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of the date thereof, the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer), pursuant to the Offer and the Merger, taken together, was fair from a financial point of view. After a discussion of the terms of the Offer and the Merger, and after adjourning the meeting until the following day, the Special Committee determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair and reasonable to, and in the best interests of, the Company and the Limited Partners. Accordingly, the Special Committee recommended to the Board that the Board approve and adopt the Merger Agreement and the transactions contemplated thereby. The Special Committee further recommended that Limited Partners tender their shares in the Offer, and, to the extent applicable, that the Limited Partners vote in favor of the approval of the Merger Agreement and the Merger and that the Board make the same recommendation.

      On October 16, 2002, the Board met to receive the Special Committee's recommendation. At this meeting, the Special Committee presented its report regarding the Offer and the Merger to the Board, which concluded that Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, taken together, were fair and reasonable to, and in the best interests of, the Company and the Limited

Partners. The Board approved and adopted the Merger Agreement and the transactions contemplated thereby (including but not limited to the Offer and the Merger). The Board consented to the admission of the Buyer as a limited partner with respect to any Common Units and Subordinated Units acquired in the Offer and the Merger. The Board directed that the Merger Agreement be submitted to a vote of the Limited Partners, and recommended that the Limited Partners tender their Common Units in the Offer and, to the extent applicable, vote in favor of the approval of the Merger Agreement and the Merger.

      On October 16, 2002, the Company, the Buyer and Holdings executed the Merger Agreement and, in the morning on October 17, 2002, the Company issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Special Committee

      In determining that the Special Committee would recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board, the Special Committee considered the following factors which in the view of the Special Committee, supported such determination:

      Opinion of the Special Committee's Financial Advisor. The Special Committee considered the opinion delivered by DrKW to the Special Committee, to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of the date thereof, the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer), pursuant to the Offer and the Merger, taken together, was fair from a financial point of view. For a description of the opinion delivered by DrKW, see "SPECIAL
FACTORS: Opinion of Financial Advisor to the Special Committee" in the Offer to Purchase, which is incorporated by reference in this Schedule 14D-9.

      THE FULL TEXT OF THE WRITTEN OPINION OF DRKW, DATED OCTOBER 16, 2002, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS EXHIBIT A, AND HOLDERS OF COMMON UNITS ARE URGED TO READ IT IN ITS ENTIRETY. DRKW'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDERS AS TO HOW SUCH HOLDERS SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER OR THE MERGER AND SHOULD NOT BE RELIED UPON BY ANY HOLDER IN RESPECT OF SUCH MATTERS.

      The Special Committee concluded that DrKW's analysis was reasonable and that it would adopt the analyses and conclusions of DrKW with respect to the fairness of the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer) pursuant to the Offer and the Merger. In considering the opinion of DrKW, the Special Committee recognized that the $3.00 per Common Unit price was less than the upper ranges of the per Common Unit values implied by certain of the valuation methodologies utilized by DrKW and was less than the lower ranges of the per Common Unit value implied by DrKW's cash distribution analysis. The Special Committee considered that the cash distribution analysis assumed that the Company's performance as well as the timber market generally would improve for the next five years and the Company would reestablish cash distributions in 2007 and considered the probability that this would occur. The Special Committee nonetheless believed that the $3.00 per Common Unit price was fair based on the fact that this price exceeded the upper ranges of the per Common Unit values implied by DrKW's appraised valuation analysis and DrKW's stock price and premium analysis, this price exceeded the median of the upper and lower ranges of the per Common Unit values implied by DrKW's comparable companies analysis and comparable asset acquisitions, the risks associated with the assumptions underlying DrKW's cash distribution analysis and the other reasons set forth in this section. Accordingly, based on the analyses and conclusions of DrKW, the Special Committee believes that the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer) pursuant to the Offer and the Merger, taken together, is fair from a financial point of view.

      Market Price and Premium. The Special Committee considered the historical market and recent trading activity of the Common Units, including the fact that the $3.00 per Common Unit cash consideration represents a 305% premium over the $0.74 per Common Unit closing price on October 16, 2002, the last full trading day before the public announcement of the execution of the Merger Agreement, a 173% premium over the $1.10 per Common Unit closing price on July 16, 2002, the date three months before the public announcement of the execution of the Merger Agreement, and a 104% premium over the $1.47 per Common Unit closing price on April 16, 2002, the date six months before the public announcement of the execution of the Merger Agreement.

      Negotiations. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of negotiations between Holdings and the Special Committee, composed exclusively of members of the Board who were not employees and who were not affiliated with the Investor Group, and their respective legal and financial advisors.

      Offer Price and Merger Consideration. The Special Committee concluded that, after extensive negotiations by and on behalf of the Special Committee with management and its representatives, the Special Committee had obtained the highest price per Common Unit that Holdings was willing to pay. The Special Committee formed its belief based on statements made by Mr. Hornig in his discussions with DrKW that the Buyer would not raise its proposal to greater than $3.00 per Common Unit and statements made by representatives of Swidler Berlin at the October 3, 2002 meeting that, while the Buyer would be willing to increase its proposal to $3.00 per Common Unit in light of the insistence by the Special Committee that the price per Unit be at least $3.00 and in order to settle the litigation, the Buyer would not be willing to increase its proposal any further.

      Possible Decline in Market Price of Common Units. The Special Committee considered the possibility that if a transaction with the Buyer is not consummated and the Company remained a publicly-owned entity, the price that might be received by the holders of the Common Units in the open market or in a future transaction might be less than the per Common Unit to be received by the holders of Common Units in connection with the Offer and the Merger. The Special Committee also considered the impact of the potential delisting of the Common Units from the Nasdaq National Market in light of the delisting notice received by the Company from Nasdaq.

      Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Common Units (other than Common Units held by Holdings, the Buyer, the General Partner and their affiliates), thereby enabling the holders of Common Units the opportunity to obtain cash for all of their Common Units at the earliest possible time, and the fact that the per Common Unit cash consideration to be paid in the Offer and the Merger is the same.

      Liquidity. The Special Committee considered the fact that the Offer provides unitholders of the Company with liquidity to dispose of their Common Units, which may not be available in the public market due to the low level of trading volume of the Common Units and which the Special Committee believed would be even more limited in the event the Common Units were delisted from the Nasdaq National Market.

      Terms of the Merger Agreement. The Special Committee considered the terms and conditions of the Merger Agreement, including provisions of the Merger Agreement which restrict the Special Committee's ability to engage in negotiations regarding an acquisition proposal, but permit the Special Committee to withdraw its recommendation to tender units in the Offer or terminate the Merger Agreement in the event of an unsolicited third-party proposal which is superior to the Offer and the Merger.

      Uncertainties Relating to Company's Business. The Special Committee considered uncertainties with respect to the business, assets, financial condition, results of operations and prospects of the Company (including the difficulties of the Company in obtaining a third party credit facility), the risks involved in achieving those prospects and the general condition, outlook and trends of the timber industry. In this connection, the Special Committee considered the uncertainty with respect to timber pricing and the risks of forest fires to the Company's prospects.

      Alternatives to Offer and Merger. The Special Committee considered possible alternatives to the Offer and the Merger. In considering such alternatives, the Special Committee considered the ability of the Offerors, by virtue of their ownership of Subordinated Units, to veto any business combination that any other potential acquirors could propose, together with the fact that the Offerors had stated to the Special Committee that they would not consider reducing or disposing of his interest in the Company to a third party. Accordingly, the Special Committee was of the view that it had only one alternative to the Offer and the Merger: the Company continuing to operate as an independent entity. In considering this alternative, the Special Committee took into account DrKW's valuation analyses. The Special Committee specifically considered DrKW's cash distribution analysis, which was the only valuation methodology utilized by DrKW that produced a valuation range which $3.00 per Common Unit did not fall within. The Special Committee considered that this valuation analysis assumed that the Company's performance as well as the timber market generally would improve for the next five years and the Company would reestablish cash distributions in 2007. After discussion with its financial and legal advisors, including with respect to the outlook for the timber industry generally, the Special Committee believed that the opportunity to achieve $3.00 per Common Unit under the terms of the Merger Agreement was a superior alternative to attempting to achieve value in excess of $3.00 per Common Unit as an independent publicly traded entity because of the risks associated with the assumptions underlying an implied value of a Common Unit in excess of $3.00 under the valuation methodology utilized by DrKW which best supported the alternative of continuing to operate as an independent entity.

      Third Party Expressions of Interest. The Special Committee considered the fact that no other person had expressed any interest in a business combination with the Company (whether by merger, sale of any substantial part of the assets of the Company or purchase of securities enabling the holder to exercise control of the Company) or submitted a business combination offer during the past two years (including at any time after the public announcement of a potential going-private transaction on November 2, 2000).

      Independent Advisors. The Special Committee considered that it retained and was advised by independent financial and legal advisors, DrKW and Richards, Layton & Finger, respectively.

      While the Board had not considered the Offer and the Merger prior to the Special Committee making its recommendation to the Board, the Special Committee now considers the fact that the Board, including each director who is not an employee of the Company or the General Partner, unanimously approved the Offer and the Merger as also supporting its determination. In addition, while the Special Committee did not consider the going concern value of the Company as an independent valuation analysis, the going concern value of the Company was implied by each of DrKW's valuation analyses other than its comparable assets acquisitions analysis and its stock price and premium analysis.

      The Special Committee also did not consider book value as an independent valuation analysis. As of September 30, 2002, the Company had negative book value, which implied a negative unit value. In addition, the Special Committee did not believe that book value was an appropriate valuation metric for the Company since it does not reflect the current market value of timber of the Company.

      The Special Committee also considered certain negative factors, including the following:

      Potential Increase in Price of Common Units. The Special Committee considered the possibility that, although the Offer and the Merger gives the holders of Common Units the opportunity to realize a substantial premium over the price at which the Common Units traded prior to the public announcement of the Merger Agreement, the price or value of the Common Units may increase in the future, and the holders of Common Units would not benefit from such future increases.

      Tax Implications. The Special Committee considered the taxable nature of the Offer and the Merger to holders of Common Units.

      Conditions to Closing of the Offer. The Special Committee considered the conditions to management's obligations to purchase Common Units in the Offer, and the possibility that such conditions might not be satisfied.

      Consent of Holdings. The Special Committee considered the requirement under the Merger Agreement that the Company obtain Holding's consent before it can take certain actions.

      Potential Delisting and Deregistration After the Offer. The Special Committee considered the fact that the number of holders of Common Units after the consummation of the Offer, pending completion of the Merger, may be sufficiently small that the Common Units may be delisted from Nasdaq and may no longer be subject to registration requirements under the federal securities laws, thereby potentially adversely affecting the liquidity in the market for the Common Units and the extent of information available to the holders of the Common Units.

      Absence of a "Majority of the Minority" Condition. The Special Committee considered that the Offer was not subject to the condition that at least a majority of the disinterested unitholders tender their Common Units in the Offer, often times referred to as a "majority of the minority" condition. Notwithstanding the absence of this condition, the Special Committee determined that the Offer and the Merger were procedurally fair to the holders of the Common Units based on the factors described above in this section and because the Offer was nonetheless conditioned on approximately 42% of the Common Units held by disinterested unitholders being tendered in the Offer.

Reasons for the Recommendation of the Board

      In reaching its determinations referred to above, the Board considered the following factors, each of which, in the view of the Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; and (ii) the factors referred to above as having been taken into account by the Special Committee. The Board concluded that the Special Committee's analysis was reasonable and that it would adopt the analyses and conclusions of the Special Committee with respect to the fairness of the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer) pursuant to the Offer and the Merger. Accordingly, based on the analyses and conclusions of the Special Committee, the Board believes that the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer) pursuant to the Offer and the Merger, taken together, is fair from a financial point of view.

      The members of the Board, including the members of the Special Committee, evaluated the Offer and Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of its legal and financial advisors.

      The Board, including the members of the Special Committee, believes that consideration of the Offer and the Merger was procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of the Limited Partners and a special committee is a mechanism well recognized under law to ensure fairness in transactions of this type; (ii) the Special Committee retained and was advised by an independent financial advisor, DrKW, in evaluating the proposed transaction and independent legal counsel, Richards, Layton & Finger;
(iii) the Special Committee engaged in careful deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and (iv) the Special Committee was authorized to and did explore other strategic alternatives for the Company.

      The Board recognized that, while the Offer and the consummation of the Merger gives the Limited Partners the opportunity to realize a significant premium over the price at which the Common Units were traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for the Limited Partners to participate in the future growth and profits of the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the consummation of the Offer and the Merger were reflected in the price offered by Buyer in the Offer.

      Neither the Special Committee nor the Board considered the liquidation value of the Company's assets and neither considered liquidation to be a viable course of action based upon the fact that the Investor Group did not believe that a liquidation of the Company's assets would provide an appropriate level of return to the Company's unitholders and the fact that the Investor Group, by virtue of its ownership of Subordinated Units, had the ability to veto any unitholder vote on the liquidation of the Company. Accordingly, the Special Committee and the Board determined that liquidation of the Company was not viable and, as a result, not relevant to their analyses. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger. In addition, neither the Special Committee nor the Board considered the purchase prices paid by Mr. Rudey for Common Units during the past two years to be material or relevant for purposes of their analysis of the Offer and the Merger since they were merely small purchases of Common Units at market prices and because the most recent of such purchases had occurred nearly eighteen months prior to the Special Committee's and the Board's determinations.

      In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their decisions.

      The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board.

Item 8. Additional Information. Item 8 is supplemented by adding the following information:

      The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9. Exhibits. Item 9 is supplemented by adding the following information thereto:

Exhibit No.       Description
-----------       -----------

(a)(9) Amendment and Supplement to Offer to Purchase (incorporated by reference to Exhibit 99(a)(11) of the Offerors' Schedule TO, filed with the SEC on January 17, 2003).*

(e)(2)            Letter from Holdings and the Buyer to the Company, dated
                  January 6, 2002.

--------------------------------------------------------------------------------
*     Preliminary version.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2003

                                    U.S. TIMBERLANDS COMPANY. L.P.

                                    By: U.S. TIMBERLANDS SERVICES COMPANY,
                                        L.L.C., its general partner

                                    By: /s/ John M. Rudey
                                        ----------------------------------------
                                    Name: John M. Rudey
                                    Title: Chief Executive Officer and President

                                  EXHIBIT INDEX

The Exhibit Index is supplemented by adding the following information thereto:

Exhibit No.       Description
-----------       -----------

(a)(9) Amendment and Supplement to Offer to Purchase (incorporated by reference to Exhibit 99(a)(11) of the Offerors' Schedule TO, filed with the SEC on January 17, 2003).*

(e)(2)            Letter from Holdings and the Buyer to the Company, dated
                  January 6, 2002.

--------------------------------------------------------------------------------
*     Preliminary version.